UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      Progenics Pharmaceuticals, Inc.
------------------------------------------------------------------------------
                              (Name of Issuer)

                 Common Stock, par value $0.0013 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 743187106
------------------------------------------------------------------------------
                               (CUSIP Number)

                              January 21, 2005
------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_| Rule 13d-1(b)

                  |X| Rule 13d-1(c)

                  |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 743187106                     13G                  PAGE 2 OF 9 PAGES

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Ziff Asset Management, L.P.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                        (A) |_|
                                                                (B) |_|

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                 5   SOLE VOTING POWER

   NUMBER OF               0

     SHARES
                 6   SHARED VOTING POWER
  BENEFICIALLY
                           1,120,000
    OWNED BY

      EACH       7   SOLE DISPOSITIVE POWER

   REPORTING               0

     PERSON      8   SHARED DISPOSITIVE POWER

      WITH                 1,120,000

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,120,000

  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                            |_|

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.50%

  12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN

CUSIP NO. 743187106                     13G                  PAGE 3 OF 9 PAGES

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  PBK Holdings, Inc.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                        (A) |_|
                                                                (B) |_|

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                 5   SOLE VOTING POWER

   NUMBER OF               0

     SHARES
                 6   SHARED VOTING POWER
  BENEFICIALLY
                           1,120,000
    OWNED BY

      EACH       7   SOLE DISPOSITIVE POWER

   REPORTING               0

     PERSON      8   SHARED DISPOSITIVE POWER

      WITH                 1,120,000

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,120,000

  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                            |_|

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.50%

  12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO

CUSIP NO. 743187106                     13G                  PAGE 4 OF 9 PAGES

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Philip B. Korsant

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                        (A) |_|
                                                                (B) |_|

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

                 5   SOLE VOTING POWER

   NUMBER OF               0

     SHARES
                 6   SHARED VOTING POWER
  BENEFICIALLY
                           1,120,000
    OWNED BY

      EACH       7   SOLE DISPOSITIVE POWER

   REPORTING               0

     PERSON      8   SHARED DISPOSITIVE POWER

      WITH                 1,120,000

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,120,000

  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                            |_|

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.50%

  12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN

ITEM 1. (A) NAME OF ISSUER

Progenics Pharmaceuticals, Inc.

ITEM 1. (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

777 Old Saw Mill River Road
Tarrytown, NY 10591

ITEM 2. (A) NAME OF PERSON FILING

This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons")*:

(i)   Ziff Asset Management, L.P. ("ZAM");
(ii)  PBK Holdings, Inc. ("PBK"); and
(iii) Philip B. Korsant

* Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

ITEM 2. (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

Ziff Asset Management, L.P.
283 Greenwich Avenue
Greenwich, CT  06830

PBK Holdings, Inc.
283 Greenwich Avenue
Greenwich, CT  06830

Philip B. Korsant
283 Greenwich Avenue
Greenwich, CT  06830

ITEM 2. (C) CITIZENSHIP

See Item 4 of the attached cover pages.

ITEM 2. (D) TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.0013 per share

ITEM 2. (E) CUSIP NUMBER

743187106

ITEM 3.

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

ITEM 4.     OWNERSHIP

(a)   Amount beneficially owned:

      See Item 9 of the attached cover pages.

(b)   Percent of class:

      See Item 11 of the attached cover pages.

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote:

            See Item 5 of the attached cover pages.

      (ii)  Shared power to vote or to direct the vote:

            See Item 6 of the attached cover pages.

      (iii) Sole power to dispose or to direct the disposition:

            See Item 7 of the attached cover pages.

      (iv)  Shared power to dispose or to direct the disposition:

            See Item 8 of the attached cover pages.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Philip B. Korsant shares voting and dispositive power over the shares of Common Stock that he beneficially owns with ZAM, the owner of record of the shares of Common Stock. PBK also shares voting and dispositive power over the shares of Common Stock that it beneficially owns with ZAM.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2005

                                          ZIFF ASSET MANAGEMENT, L.P.
                                          By:PBK Holdings, Inc., its general
                                             partner


                                          By:/s/ DAVID GRAY
                                             ---------------------------------
                                             Name:  David Gray
                                             Title: Vice President

                                          PBK HOLDINGS, INC.


                                          By:/s/ DAVID GRAY
                                             ---------------------------------
                                             Name:  David Gray
                                             Title: Vice President

                                             /s/ PHILIP B. KORSANT
                                             ---------------------------------
                                                   Philip B. Korsant

                                  EXHIBIT A

      The undersigned, Ziff Asset Management, L.P., a Delaware limited partnership, PBK Holdings, Inc., a Delaware corporation, and Philip B. Korsant, hereby agree and acknowledge that the information required by this
Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  January 31, 2005

                                     ZIFF ASSET MANAGEMENT, L.P.
                                     By:PBK Holdings, Inc., its general partner

                                     By:/s/ DAVID GRAY
                                        ---------------------------------
                                        Name:  David Gray
                                        Title: Vice President

                                     PBK HOLDINGS, INC.


                                     By:/s/ DAVID GRAY
                                        ---------------------------------
                                        Name:  David Gray
                                        Title: Vice President

                                        /s/ PHILIP B. KORSANT
                                        ---------------------------------
                                               Philip B. Korsant